Exhibit 99.1
Baidu Appoints Jennifer Li as Chief Financial Officer
BEIJING, March 21, 2008 — Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced the appointment of Jennifer Li as chief financial officer, effective March 31, 2008.
“We are thrilled to welcome Jennifer Li to our senior management team at Baidu,” said Robin Li, Baidu’s chairman and chief executive officer. “Jennifer is an experienced financial leader who brings over 13 years of treasury, corporate finance and financial analysis experience. She has worked in the manufacturing and financial service industries and has a proven track record of leading finance functions. We look forward to drawing upon Jennifer’s vast strategic and financial expertise as we continue to lead China’s growing Internet search market.”
Jennifer Li joins Baidu from GMAC, where she served as Controller of GMAC’s North American Operations. In that role, she led a staff of 200 in the US and Canada and was primarily responsible for financial accounting and reporting, business planning and forecasting, performance analysis and strategic development. Prior to that, Li was chief financial officer of General Motors China where she was responsible for overseeing finance functions of GM’s wholly owned and joint venture businesses. Over the years Li has held several other finance positions at General Motors in China, Singapore, the United States and Canada.
Li holds a Master of Business Administration from the University of British Columbia in Vancouver, B.C., Canada and a Bachelor of Arts from Tsinghua University in Beijing, China.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of March 21, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.
Contacts
For investor inquiries please contact:
Linda Sun
Baidu.com, Inc.
Tel: +86-10-8262-1188
Email: sunyao@baidu.com
For investor and media inquiries please contact:
In China:
Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86-10-8520-3090
Email: helen.plummer@ogilvy.com
In the US:
Thomas Smith
Ogilvy Public Relations Worldwide (New York)
Tel: +1-212-880-5269
Email: thomas.smith@ogilvypr.com